Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to announce Q2 financial results on July 27, 2016

Toronto, Ontario – July 5, 2016 – Kinross Gold (TSX:K; NYSE:KGC) will release its financial statements and operating results for the second quarter 2016 on Wednesday, July 27, 2016, after market close. A conference call and audio webcast will then be held on July 28, 2016 at 8 a.m. ET to discuss the results, followed by a question-and-answer session.

The call-in numbers are as follows:

Canada & US toll-free – 1-800-319-4610

Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 00585 followed by #.

Outside of Canada & US – 1-604-638-9010; Passcode – 00585 followed by #.

You may also access the conference call on a listen-only basis via webcast at www.kinross.com, where it will also be archived.

About Kinross Gold Corporation

Kiinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

www.kinross.com